

07025162

ASSA ABLOY

Press Release

25 June 2007
No 11/07

ASSA ABLOY announces tender offer to acquire leading South Korean digital door lock company iRevo Co. Ltd.

ASSA ABLOY announces tender offer to acquire iRevo Co. Ltd., a Seoul-listed company and market leader in the world's largest market for digital door locks*. ASSA ABLOY has agreed with Mr Jae Hong Ha, the largest shareholder, founder and CEO to acquire his 33% stake in the company. The company brings great benefits to the ASSA ABLOY group, including

- **a market leading position in Korea,**
- **access to efficient distribution channels in the residential sector,**
- **leverage on ASSA ABLOY's global distribution network**

Founded in 1997, iRevo has grown to become Korea's largest supplier of digital door locks with distribution mainly in Korea and China. The company has had an impressive growth combining security, convenience and design. The company's brands include Gateman and Cytron, the two leading local brands.

The iRevo Group, which employs more than 200 people, is expected to reach a consolidated turnover of approximately KRW 60 Bn (USD 65 M) in 2007.

"This acquisition emphasizes our strategic vision of being the world leader in door opening solutions. It is a strategic move to strengthen our portfolio of electronic-based products, a product category we strongly believe in", said Johan Molin, President and CEO of ASSA ABLOY Group.

"Korea is today the most advanced country in use of latest technology in digital door locks. The combination of the advanced digital locking products from iRevo and ASSA ABLOY's global distribution constitutes a very good strategic match, globally and for the Asia Pacific Division", commented Martin Brandt, Executive Vice President and Head of Asia Pacific Division.

The acquisition price on a cash and debt free basis amounts KRW 54 Bn (USD 58 M). The acquisition is expected to be neutral to net income in 2007. iRevo's book equity amounts to approximately KRW 32 Bn (USD 34 M).

Continued on page 2.

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

ASSA ABLOY is the global leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

The completion of the acquisition is subject to regulatory approvals and acceptance by shareholders holding at least 90% of the shares. The transaction is expected to be completed within 1-2 months.

* *A digital door lock is a door lock with primary use of a digital code to open the lock. Today iRevo also have products using proximity cards, remote control fobs and fingerprint as identification media.*

For more information, please contact:
Johan Molin, President and CEO, tel: +46 8 506 485 42
Åke Sund, Executive Vice President Market and Business Development +46 8 506 485 74

ASSA ABLOY

82-34735

Press Release

20 June 2007
no. 10/07

ASSA ABLOY's Incentive Program for employees fully subscribed

The subscription for the ASSA ABLOY employee incentive program, Incentive 2007, has now been completed. The program was fully subscribed and amounts to EUR 100 M.

ASSA ABLOY has issued four convertible bonds of EUR 25 M each to a company especially established for this purpose. The average share price to be used as reference price was established during five trading days prior to 19 June 2007. This gives the following conversion prices:

Series 2007/2012:1	SEK 169.84	EUR 18.0
Series 2007/2012:2	SEK 193.00	EUR 20.5
Series 2007/2012:3	SEK 216.16	EUR 23.0
Series 2007/2012:4	SEK 239.32	EUR 25.4

Approximately 1,400 employees in 15 countries participated. The program will run to June 2012 in line with the maturity of the convertible bonds.

The dilution effect of this program, based on the maximum increase in the number of shares after dilution, will amount to 1.2 percent of the share capital and 0.8 percent of the number of votes.

For more information, please contact:
Jacob Wahlberg, General Counsel, tel: +46 70 614 85 94

ASSA ABLOY

Press Release

July 3, 2007
No 12/07

ASSA ABLOY acquires manufacturer of RFID inlays for electronic passports

ASSA ABLOY has acquired Aontec Teoranta, one of the world's largest suppliers of RFID inlays* for electronic passports.

Aontec designs and manufactures RFID inlays mainly to European passport printers and security integrators. The operations are conducted in high-security premises in Ireland and employ approximately 140 persons.

"Aontec brings many benefits to our business in identification technologies (ITG) and the rest of Global Technologies Division in expanding the customer base, providing a valuable 2nd secure site to our operations and adding complimentary manufacturing technologies for RFID inlays", commented Johan Molin, President and CEO of ASSA ABLOY.

Sales in 2007 are expected to reach EUR 15 M. The acquisition is expected to be accretive to the Group's net income in 2007. The company will be consolidated as of July 2007.

For more information, please contact:
Johan Molin, President and CEO, tel no: +46 8 506 485 42
Tomas Eliasson, CFO and Executive Vice President, tel no: +46 8 506 485 72

* An RFID inlay is the subcomponent of a contactless card or similar document. It is composed of an integrated circuit connected to an antenna mounted on a plastic material.

For more information about ITG and RFID technology, please visit www.aaitg.com. Press pictures for download are available on http://www.aaitg.com/index.php?id=33.

The information contained herein may be subject to the disclosure requirements of ASSA ABLOY AB under the Swedish Securities Exchange and Clearing Operations Act and/or the Swedish Financial Instruments Trading Act.

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

ASSA ABLOY

82-34735

Press Release

About ASSA ABLOY

ASSA ABLOY is the world's leading manufacturer and supplier of door opening solutions, meeting tough end-user demands for safety, security and convenience. With over 150 companies operating in more than 40 countries and over 10 percent of the world market, the Group is the strongest global player in the lock industry. ASSA ABLOY is represented in all major regions, on both mature and emerging markets, with leading positions in much of Europe and North America and in Australia.

In the rapidly growing electromechanical security sector, the Group has a leading position in fields such as access control, identification technology, automatic doors and hotel security.

Since ASSA ABLOY was founded in 1994, the Group has grown from a regional company to an international group with over 30,000 employees and sales of over SEK 31 billion. As the world's leading lock group, ASSA ABLOY offers a more complete range of door opening solutions than any other company on the market.

For more info please see www.assaabloy.com

About ASSA ABLOY Identification Technologies (ITG)

Assa Abloy Identification Technologies (ITG) is a leader within the ID management and Radio Frequency Identification (RFID) markets. The company develops, manufactures and markets RFID components, products, and services typically deployed within national ID and e-passport programs, corporate access control, supply chain management, animal tagging, financial transactions, transport and various industrial or manufacturing solutions. ASSA ABLOY ITG is a merger of ACG Identification Technologies, OMNIKEY, Sokymat and VisionCard and Novacard do Brasil.

Assa Abloy ITG has over 900 employees and 25 sales offices in all continents. The company's headquarters are located in Walluf, Germany. ITG is part of the Global Technologies Division of the ASSA ABLOY Group.

For more info please see www.aaitg.com

END

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com